Provident Bancorp, Inc.
                                                             File No. 333-108797

FOR IMMEDIATE RELEASE
Contact: Roberta Lenett          Paul A. Maisch          Steven G. Dormer
         Provident Bancorp, Inc. Provident Bancorp, Inc. Provident Bancorp, Inc.
         (845) 369-8082          (845) 369-8040          (845) 369-8040


                        PROVIDENT BANCORP, INC. ANNOUNCES
                        FILING OF REGISTRATION STATEMENTS

Montebello, New York - (September 15, 2003) Provident Bancorp, Inc. (the "Company"), the proposed Delaware stock holding company of Provident Bank, located in Montebello, New York, has filed registration statements with the Securities and Exchange Commission (the "SEC") in connection with (i) the proposed mutual-to-stock conversion of Provident Bancorp, MHC and (ii) the proposed acquisition of E.N.B. Holding Company, Inc. and its subsidiary bank, Ellenville National Bank, both located in Ellenville, New York.

At the conclusion of the conversion, shares of common stock held by the public stockholders of Provident Bancorp, Inc. (Nasdaq: PBCP) will be exchanged for shares of the Company at an exchange ratio estimated to be between 2.5985 and
3.5156 (subject to a 15% increase to 4.0430) and reflects a midpoint exchange ratio estimated to be 3.0571. In addition, the Company will offer between 11,475,000 and 15,525,000 shares of common stock (subject to a 15% increase to 17,853,750 shares) at a purchase price of $10.00 per share. In addition to shares issued in the offering, the Company will issue 400,000 shares of common stock and contribute $1.0 million in cash to a charitable foundation to be established as part of the conversion. The number of shares to be issued in the stock offering and issued to public stockholders as exchange shares is based on an independent appraisal of the market value of Provident Bancorp, Inc. At August 29, 2003, the independent appraisal reflected a valuation range of between $247.4 million and $320.4 million, with a midpoint of $283.9 million. The offering and exchange ratio ranges could change as a result of regulatory review or due to updates to the independent appraisal, reflecting, among other things, changes in market conditions before or during the offering.

Subscription rights to purchase shares of the Company's common stock have been granted, in priority order, to Provident Bank's depositors with $50 or more on deposit at June 30, 2002; Provident Bank's employee benefit plans; Provident Bank's depositors with $50 or more on deposit at September 30, 2003; and to Provident Bank's depositors as of a later date (yet to be determined) and borrowers of Provident Bank as of January 7, 1999 whose borrowings remained outstanding at that later date. Shares unsold in the subscription offering may be offered for sale to the general public in a "community offering," with a preference given first to persons residing in the New York counties of Rockland and Orange, then to Provident Bancorp, Inc.'s public stockholders and then to depositors of Ellenville National Bank. The maximum number of shares that any individual can order is 40,000 shares, and 80,000 shares when aggregated with affiliates and other purchasers acting in concert.

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If the Company does not receive orders for at least 11,475,000 shares in the stock offering, then at the Company's discretion, up to 3,677,320 of the unsubscribed shares may be distributed as merger consideration to stockholders of E.N.B Holding Company, Inc. in order to issue the minimum number of shares necessary to complete the offering. The aggregate merger consideration to be paid to stockholders of E.N.B. Holding Company is expected to be $73.5 million, comprised of 50% cash and 50% shares of Provident Bancorp, Inc. common stock (3,677,320 shares valued at $10.00 per share). The acquisition of E.N.B. Holding Company is not contingent on the completion of the conversion; however, the conversion and acquisition are expected to be completed simultaneously in January 2004. In the event the Company sells more than $181.3 million of shares of common stock in the stock offering (excluding shares issued to the charitable foundation and excluding exchange shares), the number of shares to be issued to stockholders of E.N.B. Holding Company will be increased so that stockholders of E.N.B. Holding Company would have the same percentage ownership in the Company following the conversion and merger as they would if the Company had sold $181.3 million of shares of common stock in the offering.

The offering is expected to commence in November 2003 and will be managed by Ryan Beck & Co., Inc. on a best efforts basis.

Provident Bancorp, Inc. is the parent of Provident Bank, a full-service, community-bank that provides financial services to individuals, families and businesses through 18 branch offices and 25 ATMs throughout Rockland and Orange Counties, New York. Provident Municipal Bank, a commercial bank subsidiary of Provident Bank, provides banking services to towns and government agencies in its market area. At June 30, 2003, Provident Bancorp, Inc. had consolidated assets of $1.1 billion, deposits of $857.5 million and stockholders' equity of $115.7 million. E.N.B. Holding Company, Inc. is a New York corporation that owns all of the outstanding common stock of Ellenville National Bank. Ellenville National Bank conducts its business through nine branch offices and ten ATMs located in the New York Counties of Orange, Sullivan and Ulster. As of June 30, 2003, E.N.B. Holding Company, Inc. had consolidated assets of $341.7 million, deposits of $307.7 million, and stockholders' equity of $29.9 million.

Registration statements relating to the common stock of Provident Bancorp, Inc. have been filed with the Securities and Exchange Commission, but have not yet become effective. This release is neither an offer to sell nor a solicitation of an offer to buy common stock. The offer is made only by the Prospectus. The shares of common stock are not savings accounts or savings deposits, may lose value and are not insured by the Federal Deposit Insurance Corporation or any other government agency.

Investors are able to obtain the registration statements free of charge at the SEC's web site (www.sec.gov). In addition, documents filed with the SEC by Provident Bancorp, Inc. will be available free of charge from the Investor Relations Department at Provident Bancorp, Inc., 400 Rella Boulevard, Montebello, New York 10901. Investors are urged to read these documents because they contain important information.

Provident Bancorp, Inc. and its directors and executive officers may be deemed to be "participants" in Provident Bancorp, Inc.'s solicitation of proxies in connection with the proposed acquisition. Information regarding the participants, including their holdings of Provident Bancorp, Inc.'s stock, is contained in the Company's registration statements filed with the SEC on September 15, 2003.

This news release contains certain forward-looking statements about the proposed conversion and the acquisition of E.N.B. Holding Company, Inc. These include statements regarding the anticipated commencement date of the offering, the aggregate merger consideration and the anticipated consummation date of the transactions.

Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They often include words like "believe," "expect," "anticipate," "estimate" and "intend" or future or conditional verbs such as "will," "would," "should," "could" or "may." Certain factors that could cause actual results to differ materially from expected results include delays in completing the merger, difficulties in achieving cost savings or in achieving such savings within the expected time frame, difficulties in integrating Provident Bancorp, Inc. and E.N.B. Holding Company, Inc., increased competitive pressures, changes in the interest rate environment, changes in general economic conditions, legislative and regulatory changes that adversely affect the businesses in which Provident Bancorp, Inc. and E.N.B. Holding Company, Inc. are engaged and changes in the securities markets.